SECUR SSION

14041039

SEC Mail Processing Section
MAY 30 2014
Washington, DC
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SEC FILE NUMBER
8- 39074

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Nation Ivestment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A Bell Avenue, Suite 100
(No. and Street)

Amarillo	TX	79109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Pat Treat 806-353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens, & Francis, PC
(Name – *if individual, state last, first, middle name*)

301 S Polk, Suite 800	Amarillo	TX	79101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, B. Pat Treat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Nation Investment Corporation, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JANET FERGERSON
My Commission Expires
August 06, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2014 and 2013

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2014 and 2013

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2014 and 2013

TABLE OF CONTENTS

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2014

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2014 and 2013

	2014	2013
ASSETS		
CURRENT ASSETS		
Cash	$ 780,687	$ 773,404
Marketable securities	58,565	100,973
Receivables, fees	41,922	62,834
Receivables, other	11,500	-
Prepaid expenses	54,140	66,198
Total Current Assets	946,814	1,003,409
OTHER ASSETS		
Clearing deposit	25,000	25,000
Total Assets	$ 971,814	$ 1,028,409
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 69,065	$ 53,603
Accrued and other current liabilities	27,768	39,529
Intercompany payable - National Concord Development Corporation	236,648	160,528
Deferred deposits	119,426	129,500
Deferred fees	7,433	27,745
Deferred income tax liability	5,612	7,500
Total Current Liabilities	465,952	418,405
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(690,940)	(597,496)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	18,110	28,808
Total Stockholder's Equity	505,862	610,004
Total Liabilities and Stockholder's Equity	$ 971,814	$ 1,028,409

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2014 and 2013

		2014		2013
REVENUE				
Brokerage and other fees	$	1,849,041	$	2,138,830
Bond underwriting fees		329,203		487,070
Investment income		2,233		3,510
Other income		63		13
Total Revenue		2,180,540		2,629,423
GENERAL AND ADMINISTRATIVE EXPENSES				
Commissions		1,188,083		1,454,040
Management fees		917,142		818,277
Other general and administrative		205,962		245,499
Total General and Administrative Expenses		2,311,187		2,517,816
REALIZED GAINS (LOSSES) ON SALE OF MARKETABLE SECURITIES		21,367		(83)
Income (Loss) Before Provision for Income Taxes		(109,280)		111,524
PROVISION FOR INCOME TAX (BENEFIT)		(15,836)		17,146
NET INCOME (LOSS)		(93,444)		94,378
OTHER COMPREHENSIVE INCOME (LOSS)				
Unrealized gain (loss) on securities		(12,586)		19,451
Deferred income tax effect		1,888		(2,918)
Total Other Comprehensive Income (Loss)		(10,698)		16,533
COMPREHENSIVE INCOME (LOSS)	$	(104,142)	$	110,911

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2014 and 2013

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at March 31, 2012	1,750	$ 35,000	$ 1,143,692	$ (691,874)	$ 12,275	$ 499,093
Net Income	-	-	-	94,378	16,533	110,911
Balance at March 31, 2013	1,750	35,000	1,143,692	(597,496)	28,808	610,004
Net Loss	-	-	-	(93,444)	(10,698)	(104,142)
Balance at March 31, 2014	1,750	$ 35,000	$ 1,143,692	$ (690,940)	$ 18,110	$ 505,862

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (93,444)	$ 94,378
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Gain) loss on sale of marketable securities	(21,367)	83
(Increase) decrease in operating assets:		
Receivables, fees	20,912	(45,628)
Receivables, other	(11,500)	-
Prepaid expenses	12,058	(1,391)
Other assets	-	2,500
Increase (decrease) in operating liabilities:		
Commissions payable	15,462	(2,484)
Accrued and other current liabilities	(11,761)	25,053
Intercompany payable	76,120	39,528
Deferred deposits	(10,074)	12,500
Deferred fees	(20,312)	10,345
Cash Provided (Used) by Operating Activities	(43,906)	134,884
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	53,714	-
Purchases of marketable securities	(2,525)	(7)
Cash Provided (Used) by Investing Activities	51,189	(7)
NET INCREASE IN CASH	7,283	134,877
CASH BALANCE AT BEGINNING OF YEAR	773,404	638,527
CASH BALANCE AT END OF YEAR	$ 780,687	$ 773,404

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2014 and 2013.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2014 and 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

The Company carries investments in marketable equity and debt securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as other income and unrealized gains and losses are reflected as other comprehensive income in the Statements of Income.

Financial Instruments

The carrying values of cash, receivables, and liabilities approximate fair value due to the short maturity of these instruments.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net loss created an income tax benefit of $15,836 which decreased the intercompany payable for the year ended March 31, 2014. The Company increased the intercompany payable and recorded an income tax expense of $17,146 for the year ended March 31, 2013. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

The Company follows the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption of these provisions resulted in no change to stockholder's equity. As of March 31, 2014 and 2013, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Income Taxes – Continuation

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return. The tax returns for tax years ending in 2011 through 2013 are open to examination by the IRS as of March 31, 2014.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2014 and 2013. The Company is included in the combined reporting for the consolidated group. The estimated franchise tax liabilities of the Company at March 31, 2014 and 2013 of $6,200 and $4,600, respectively, were not accrued, as they were not material to these financial statements. Franchise tax for the consolidated group was paid by the Parent.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2014 and 2013 was $12,727 and $13,809, respectively.

Changes in Presentation

Certain balances for the year ended March 31, 2013 may have been reclassified to conform to the current year presentation with no effect on stockholder's equity.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2014 and 2013, the Company had net capital of $412,031 and $459,835 respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2014	2013
Corporate stocks, at cost	$ 30,090	$ 58,547
Money market account	455	1,820
Cumulative unrealized gains	28,020	40,606
Market value	$ 58,565	$ 100,973

The available-for-sale securities are reported as marketable securities in the current assets of the Balance Sheets.

	2014	2013
Unrealized gains (losses) on securities	$ (12,586)	$ 19,451

Unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred tax liability at March 31, 2014 and 2013 was $5,612 and $7,500, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $(12,586) and $19,451, respectively, and nondeductible expenses, $3,756 and $2,783, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2014 and 2013 are as follows:

	2014	2013
Federal		
Current taxes (benefit)	$ (15,836)	$ 17,146
Provision for income taxes (benefit)	$ (15,836)	$ 17,146

NOTE 6 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Investments

At March 31, 2014 and 2013, the Company has only Level 1 marketable securities which are based on quoted market prices of $58,565 and $100,973 respectively.

Receivables

The carrying amounts of all receivables approximate their fair value.

Liabilities

The carrying amounts of all liabilities approximate their fair value.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 29, 2014, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

Independent Auditors' Report on Supplementary Information

We have audited the financial statements of Great Nation Investment Corporation as of and for the years ended March 31, 2014 and 2013 , and our report thereon dated May 29, 2014, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information, as identified in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 29, 2014

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2014 and 2013

Schedule 1

	2014	2013
Stockholder's equity from balance sheet	$ 505,862	$ 610,004
Less non-allowable assets from balance sheet	(83,542)	(128,324)
Less haircuts on securities computed pursuant to Rule 15c3-1	(10,289)	(21,845)
Net capital	412,031	459,835
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 312,031	$ 359,835

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2014 and 2013

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit A of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
March 31, 2014 and 2013

Schedule 3

	2014	2013
Balance per Company's computation	$ 412,031	$ 459,835
Effect of adjustments to Company's books and accounts	-	-
Balance per Schedule 1	$ 412,031	$ 459,835

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE ON THE STATUS OF MEMBERSHIP IN THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED MARCH 31, 2014

Schedule 4

Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on October 25, 2013	$	2,414
Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on May 5, 2014		1,704
Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on May 29, 2014		29
	$	4,147